

16012236

UNITEDSTATES
SANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southeast Investor Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2430 Mall Drive Suite 200
(No. and Street)

Charleston (City) SC (State) 29406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Endres 843-851-5481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, middle name)

2501 Blue Ridge Rd, Suite 500 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark G. Endres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Southeast Investor Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ZACH VOLOUSKY
My Commission Expires
NOTARY
PUBLIC
09-27-2020
SOUTH CAROLINA

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Financial Statements and Supplemental Schedules

As of and for the Year Ending

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)



2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Southeast Investor Services, Inc.

We have audited the accompanying financial statements of First Southeast Investor Services, Inc. (a wholly owned subsidiary of South State Bank)(the "Company"), which comprise the balance sheet as of December 31, 2015, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 23, 2016

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Balance Sheet

December 31, 2015

Assets		**2015**
Cash and cash equivalents	$	1,985,590
Certificates of deposit		301,391
Goodwill		1,780,448
Intangibles, net		1,335,714
Total assets	$	5,403,143

Liabilities and Stockholder's Equity		
Liabilities:		
Amounts due to parent company	$	418,055
Deferred tax liability		504,026
Accrued expenses and other liabilities		20,489
Total liabilities		942,570
Stockholder's equity:		
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000
Additional paid-in capital		3,869,999
Retained earnings		230,574
Total stockholder's equity		4,460,573
Total liabilities and stockholder's equity	$	5,403,143

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Statement of Income

Year ended December 31, 2015

		2015
Revenues:		
Commissions	$	5,940,945
Other income		15,000
Interest		2,606
		5,958,551
Expenses:		
Salaries and benefits		90,273
Fees to clearing brokers		313,284
Management fees to related parties		3,827,186
Amortization of intangibles		291,429
Professional fees		44,289
Professional memberships and dues		18,297
Travel and entertainment		3,648
Postage, printing and supplies		3,494
Other operating expense		10,421
		4,602,321
Income before taxes		1,356,230
Income tax expense		519,303
Net Income	$	836,927

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A Wholly Owned Subsidiary of South State Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

	Number of shares	Common stock	Additional paid-in-capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2014	36,000	$360,000	$3,869,999	$143,647	$4,373,646
Net income	-	-	-	836,927	836,927
Cash dividend paid	-	-	-	(750,000)	(750,000)
Balance, December 31, 2015	36,000	$360,000	$3,869,999	$230,574	$4,460,573

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Statement of Cash Flows

Year ended December 31, 2015

		2015
Cash flows from operating activities:		
Net income	$	836,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Amortization		291,429
Decrease in accrued interest on CDs		301
Deferred tax benefit		(110,277)
Decrease in other assets		409
Increase in amounts payable to parent company		239,727
Decrease in accrued expenses and other liabilities		(2,996)
Net cash provided by operating activities		1,255,520
Cash flows from investing activities:		
Purchase of certificates of deposit		(500,000)
Maturities of certificates of deposit		600,000
Net cash provided by investing activities		100,000
Cash flows from financing activities:		
Dividends paid		(750,000)
Net cash used in financing activities		(750,000)
Increase in cash and cash equivalents		605,520
Cash and cash equivalents at beginning of year		1,380,070
Cash and cash equivalents at end of year	$	1,985,590

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)
Notes to Financial Statements
December 31, 2015

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. On July 27, 2013, First Financial was purchased by SCBT Financial Corporation. SCBT Financial Corporation then contributed the shares of FSIS to SCBT who became the Parent. In June 2014, SCBT Financial and SCBT changed their names to South State Corporation and South State Bank (SSB). Our parent is a bank subsidiary headquartered in Columbia, South Carolina.

FSIS became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the clearing broker). All trades are cleared through the clearing broker, not through FSIS.

On May 7, 2014, FINRA granted our continuing membership application with regard to the asset transfer and reduction of its net capital requirement. This approval changed our status from an introducing broker dealer to a limited broker dealer and reduced our net capital requirement from $250,000 to $5,000. The assets under management, consisting of brokerage accounts and direct annuity and mutual fund business, were transferred to LPL Financial Holdings Inc (LPL), an approved FINRA broker dealer, and were approximately $615 million at the time of transfer.

Management has evaluated subsequent events for disclosure or recognition through February 23, 2016, the date the financial statements were issued.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and FINRA for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is being held in a non-interest bearing demand deposit account at SSB. The Company classifies instruments with original maturity dates of 90 days or less to be cash equivalents.

(b) Income Taxes

FSIS is included in the consolidated federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a separate return basis.

FSIS uses ASC 740, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(c) Commission Revenue

Per the tri-party agreement between FSIS, SSB and LPL, commissions are earned on sales and purchases of securities by LPL for SSB customers and are recorded on a trade date basis by LPL as broker/dealer. Per the agreement, LPL remits the net revenue to FSIS on a monthly basis.

(d) Advertising

FSIS expenses all advertising costs as incurred. There were no advertising costs for the year ended December 31, 2015.

(e) Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Fair Value of financial instruments

FSIS's financial instruments are cash, certificates of deposit, accrued salary expense, and other liabilities. The carrying values of these on-balance sheet financial instruments approximate their fair values. FSIS has no off-balance sheet financials instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the relative reliability and observability of the inputs used in the valuation. The financial instruments of FSIS include cash which is considered Level 1 and certificates of deposits which are considered Level 2 and are based upon observable inputs. The remaining financial instruments of FSIS are considered Level 3 since they are based upon the reliance of significant unobservable inputs.

(g) Goodwill and Intangibles

Intangible assets consist of goodwill and client list intangible that resulted from the acquisition of the parent company of FSIS on July 27, 2013. Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing FSIS estimated fair value to its carrying value, including goodwill. If the estimated fair value of FSIS exceeds its carrying value, goodwill assigned to FSIS is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment of goodwill assigned to FSIS.

If required, the second step involves calculating an implied fair value of goodwill for FSIS for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of FSIS, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if FSIS was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to FSIS, there is no impairment. If the carrying value of goodwill assigned to FSIS exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to FSIS, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. This evaluation is completed as of April 30th of each year.

Client list intangible represent the value of long-term client relationships for the broker/dealer business. Client list intangibles are amortized over the estimated useful lives of the client lists acquired (7 years) on the straight-line method. The estimated useful lives are periodically reviewed for reasonableness.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Notes to Financial Statements

December 31, 2015

(3) Goodwill and Other Intangible Assets

The Company's client list intangibles are included on the face of the balance sheet. The following is a summary of the gross carrying amount and accumulated amortization:

		December 31, 2015
Gross carrying amount	$	2,040,000
Accumulated amortization		(704,286)
Intangibles, net	$	1,335,714

Amortization expense totaled $291,429 for the year ended December 31, 2015. Estimated amortization expense for the intangibles for the next five years is as follows:

Years ending December 31:		
2016	$	291,429
2017		291,429
2018		291,429
2019		291,429
2020		169,998
	$	1,335,714

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Notes to Financial Statements

December 31, 2015

(4) Income Taxes

The components of income tax expense are as follows for the year ended December 31, 2015:

Current:		
Federal	$	547,282
State		82,298
		629,580
Deferred:		
Federal		(95,862)
State		(14,415)
		(110,277)
	$	519,303

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

		2015
Expected federal income tax	$	474,680
State taxes		44,124
Nondeductible expenses		499
Total	$	519,303

The net deferred tax liability at December 31, 2015 is $504,026 and is comprised primarily of the difference in financial and income tax reporting of intangible assets. The balance of the change in the net deferred tax asset results from current period deferred tax benefit of $110,277. There was no valuation allowance for deferred tax assets as of December 31, 2015.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Notes to Financial Statements

December 31, 2015

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by SSB. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the year ended December 31, 2015 were $3,827,186.

At December 31, 2015, FSIS cash of $1,985,590 was held in a non-interest bearing demand deposit account at SSB bank.

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan (The Plan) which includes a deferred compensation plan (401(k)) for all full-time and part-time employees. The Plan permits eligible participants to contribute up to but not to exceed limitations prescribed by law. The Company's discretionary matching contribution will be 50% up to 6% of the employee's compensation. FSIS's matching contribution charged to expense for the year ended December 31, 2015 was $0.

The Plan also provides that all employees who have completed a year of service with the Parent and have attained age 21 be eligible for a Non-Elective Contribution Account. Employees become vested in their account over a six-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the discretionary contribution made to their Non-Elective Contribution Account to any of the Plan's investment funds. During the year ended December 31, 2015 there was no matching contribution.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2015, FSIS had net capital for regulatory purposes of $223,959. This was $195,182 in excess of its required net capital of $28,777. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1 at December 31, 2015 which is less than the maximum of 15 to 1.

Schedule 1

FIRST SOUTHEAST INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of South State Bank)

Computation of Aggregate Indebtedness and Net capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2015

	2015
Aggregate Indebtedness	
Accounts payable and accrued liabilities	$ 431,660
Net Capital:	
Total stockholder's equity	4,460,573
Add allowable credits – deferred tax liability	510,911
Less non-allowable assets:	
Goodwill	1,780,448
Intangible, net	1,335,714
Non-allowable cash	1,629,553
CD interest penalty	419
Prepaid expenses and other assets	1,391
Net capital	223,959
Capital requirement	28,777
Net capital excess	$ 195,182
Ratio aggregate indebtedness to net capital	1.93

The 2015 computations do not differ from the Company's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A dated December 31, 2015.

Schedule 2

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of South State Bank)

Schedule 2 - Additional Regulatory Information

December 31, 2015

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities.

FSIS is a limited broker dealer and does not have any balances which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at December 31, 2015.

FSIS claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k):(k)(2)(i) during the period January 1, 2015 to December 31, 2015.

The above computation does not differ from FSIS's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A dated December 31, 2015.

First Southeast Investor Services, Inc. Exemption Report

First Southeast Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(k)(2)(i) during the period January 1, 2015 to December 31, 2015.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

First Southeast Investor Services, Inc.

I, Mark G. Endres, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: CFO
January 28, 2016



2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919 876 4546
F 919 876 8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Southeast Investor Services, Inc.

We have reviewed management's statements, included in the accompanying First Southeast Investor Services, Inc. Exemption Report, in which (1) First Southeast Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout January 1, 2015 through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 23, 2016

Supplemental Report

With respect to the

General Assessment Reconciliation (Form SIPC-7)



2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of First Southeast Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by First Southeast Investor Services, Inc. (a wholly owned subsidiary of South State Bank) (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) We were unable to compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of copies of cancelled checks as the Company's SIPC Net Operating Revenues were negative and there were no required SIPC payments during the year;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5) We were unable to compare the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 23, 2016

SIPC-7 (33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1926*********************MIXED AADC 220
051087 FINRA DEC
FIRST SOUTHEAST INVESTOR SERV INC
2440 MALL DR
NORTH CHARLESTON SC 29406-6544

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ —

B. Less payment made with SIPC-6 filed (exclude interest) (—)

Date Paid

C. Less prior overpayment applied (88.00)

D. Assessment balance due or (overpayment) (88.00)

E. Interest computed on late payment (see instruction E) for days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (88.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(88.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Southeast Investor Serv Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,958,551
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,958,551
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	313,284
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	6,271,835
2d. SIPC Net Operating Revenues	$ (313,284)
2e. General Assessment @ .0025	$ (783)
	(to page 1, line 2.A.)